Exhibit 99.1

Sandspring Resources Announces First Comprehensive Mineral Agreement in Guyanese Gold
Sector Since 1991

November 10, 2011 - Georgetown, Guyana – Sandspring Resources Ltd (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce that it has signed a mineral agreement (the “Mineral Agreement”) with the government of Guyana during ceremonies at the Office of the President on November 9, 2011 in Georgetown, Guyana.  This is the first comprehensive Mineral Agreement in the gold sector in Guyana since the Omai Agreement in 1991.

The Mineral Agreement details all fiscal, property, import-export procedures, taxation provisions and other related conditions for the continued exploration, mine development and operation of the open pit mine at Sandspring’s Toroparu Gold Project (“Toroparu”).

 The key fiscal terms are:

•	a newly implemented two-tiered gold royalty structure of 5% of gold sales at gold prices up to US$1,000/oz. and 8% of gold sales at gold prices above US$1,000/oz.;

•	a royalty of 1.5% on sales of copper and other valuable minerals;

•	a corporate income tax rate of 30% and no withholding tax on interest payments to lenders; and

•
duty and value added tax exemptions on all imports of equipment and materials for all continuing operations at Toroparu, including the construction and operation of a planned port facility, road and power improvements and the construction and operation of the mine at Toroparu.

Under the Mineral Agreement, there are two pre-conditions to the issuance of a mining license for Toroparu: (i) issuance of an Environmental Authorization by the Guyana Environmental Protection Agency and (ii) delivery of a feasibility study to the government of Guyana.  Sandspring is in the final stages of securing the Environmental Authorization for mining operations at Toroparu, pre-feasibility work has commenced, and subject to a positive pre-feasibility study the Company intends to proceed thereafter through to feasibility.

Rich Munson, CEO, stated: “We are very pleased to have completed negotiations with the Guyanese government of a complete Mineral Agreement, bypassing the MOU process.  The Guyanese government, along with Sandspring and its advisers, spent significant amounts of time not only on the key fiscal terms but also on procedures for land acquisition rights and other operational features necessary for successful development, construction and operation of a large scale gold mine.  While the government secured its desired increased royalty on gold sales in excess of US$1,000/oz., it agreed to maintain its historic royalty rate on the copper component at Toroparu and also agreed to reduce the corporate income tax rate to 30%.  We compliment the government and its team working on the Mineral Agreement for their willingness to create a complete regulatory plan for Toroparu and the related off-site facilities to be developed in conjunction with this gold mine.  This marks a major milestone for Sandspring in its history of operations in Guyana and sets the stage for construction and operation of a major mining operation in Guyana.”

Sandspring will host a conference call for anyone interested in addressing questions to management regarding the Mineral Agreement on Monday, November 14, 2011 at 11:30 AM EST.

Conference Call-in Toll-Free Number - U.S. and Canada	(877) 407-8033
Audio Call-in International	(201) 689-8033

Anyone not able to participate in the conference call can listen to an audio webcast available for 60 days at: http://www.investorcalendar.com/IC/CEPage.asp?ID=166591.

For Further Information, Please Contact:
Sandspring Resources Investor Relations
info@sandspringresources.com
Sandspring Resources Ltd.
4 King West, Suite 1000 Toronto ON Canada M5H-1B6
Tel: (416) 792-7139

Sandspring is a well-funded junior mining company currently exploring and developing the NI 43-101 Toroparu gold-copper project in the Republic of Guyana, South America. Additional information on Sandspring can be viewed on SEDAR under the Company’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

This news release includes certain forward-looking statements, within the meaning of applicable Canadian securities legislation, concerning the continued exploration, mine development and mining operations at the Toroparu Project, including expectations with respect to obtaining environmental authorization, obtaining a mining license and completing a feasibility study, which are based on management’s reasonable assumptions, beliefs, expectations and intentions as of the date hereof.  Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the Company’s successful expansion of its mining team and the advancement of the Toroparu deposit toward feasibility and obtaining positive results from ongoing evaluation and testing of multiple gold targets located elsewhere in the Company’s landholdings, among other risks as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. The forward-looking statements contained herein are provided for the purposes of assisting investors in understanding the Company’s expectations and intentions in connection with its Toroparu Project, and may not be suitable for other purposes.  Sandspring has an ongoing obligation to disclose material information as it becomes available.